United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 12b-25

commission file number 333-179212

NOTIFICATION OF LATE FILING

(Check One):   ☒   Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended: October 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F	☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I – REGISTRANT INFORMATION

Puget Technologies, Inc.	Not Applicable
Full Name of Registrant	Former Name if Applicable

1200 North Federal Highway, Suite 200-A	Boca Raton, Florida 33432
Address of Principal Executive Office (Street and Number)	City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the Registrant’s lack of funds during several years in the past, it was unable to comply with its reporting obligations under the Exchange Act. Consequently, this report will disclose an unusually large amount of information, including material supplemental information concerning events following October 31, 2021 involving elimination of long term corporate debt. That has occasioned a delay in completion of the Registrant’s audited financial information for the period then ended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas Jaspers	561	210-8535
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐  Yes  ☒  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Puget Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2022	By:	/s/ Thomas Jaspers
Thomas Jaspers
Chief Financial Officer